UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ENOVA INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

29357K103

(CUSIP Number)

Ellada Pozidou

Nikou Georgiou, 6, Block C, 7th Floor, Flat/office 703,

P.C. 1096, Nicosia, Cyprus

with a copy to

Alex Kravchenko

Vlad Dulgerov

8 Presnenskaya Naberezhnaya, Building 1, office. 12B,

Moscow 123317, Russia

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Nakula Management Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,991,290 shares of Common Stock
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,991,290 shares of Common Stock
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,991,290 shares of Common Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.0% of Common Stock*
14.	Type of Reporting Person OO

*	The Reporting Person is the direct beneficial owner of approximately 6.0% of the Issuer’s outstanding voting capital stock. See Item 5. The calculated percentages are based on 33,000,000 shares of Common Stock outstanding as of August 5, 2015, as reported in Enova International, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 filed with the Securities and Exchange Commission on August 11, 2015.

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1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ellada Pozidou
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Greece
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,991,290 shares of Common Stock
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,991,290 shares of Common Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.0% of Common Stock*
14.	Type of Reporting Person IN

*	The Reporting Person is the direct beneficial owner of approximately 6.0% of the Issuer’s outstanding voting capital stock. See Item 5. The calculated percentages are based on 33,000,000 shares of Common Stock outstanding as of August 5, 2015, as reported in Enova International, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 filed with the Securities and Exchange Commission on August 11, 2015.

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1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Mr. Oleg V. Boyko
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russia, Italy
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,991,290 shares of Common Stock
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,991,290 shares of Common Stock
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,991,290 shares of Common Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.0% of Common Stock*
14.	Type of Reporting Person IN

*	The Reporting Person is the direct beneficial owner of approximately 6.0% of the Issuer’s outstanding voting capital stock. See Item 5. The calculated percentages are based on 33,000,000 shares of Common Stock outstanding as of August 5, 2015, as reported in Enova International, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 filed with the Securities and Exchange Commission on August 11, 2015.

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Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, nominal value US$0.00001 per share (the “Common Stock”) of Enova International, Inc. (“Enova”), the meanings ascribed to them in the Statement.

The address of the principal executive office of Enova is 175 West Jackson Blvd., Chicago, IL 60604, USA.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Nakula Management Limited (“Nakula”), a Cyprus limited liability company;

(ii)	Ellada Pozidou;

and

(iii)	Oleg V. Boyko[1]

The Statement, as hereby amended, relates to the shares of Common Stock held for the account of Nakula. See Item 5.

(b)	Nakula is a limited liability company incorporated under the laws of the Republic of Cyprus. Nakula’s and Ms. Pozidou’s principal address are Nikou Georgiou, 6, Block C, 7th Floor, Flat/office 703, P.C. 1096, Nicosia, Cyprus.

Mr. Boyko’s business address is: 8 Presnenskaya Naberezhnaya., building 1, office. 12B, Moscow 123317, Russia.

(c)	The principal business of Nakula is to function as a holding company. Nakula is part of Finstar Financial Group, a diversified private equity investment group, and is ultimately beneficially owned by Mr. Oleg V. Boyko. Other than Ms. Pozidou, the director of Nakula, Nakula does not have any executive officers or directors.

Ms. Pozidou’s principal business occupation is acting as a director or officer on behalf of various companies on behalf of Feldmans Services Limited. She is employed by Feldmans Management (Overseas) Limited.

[1]	Mr. Boyko holds the shares of Common Stock through Feldmans Services Limited, as trustee/nominee.

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Mr. Boyko’s principal occupation is president of Finstar Financial Group, a diversified private equity investment group.

(d)/(e)	During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, including those persons identified in Annex A, has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Citizenship

(i)	Nakula is a limited liability company incorporated in Cyprus;

(ii)	Ms. Pozidou is a citizen of Greece; and

(iv)	Mr. Boyko is a citizen of Russia and Italy;

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the shares of Common Stock reported in Item 5 was $38,517,027, including brokerage commissions and other broker expenses. The source of the funds was the working capital of Nakula and through a margin loan from Renaissance Securities (Cyprus) Limited. The shares of Common Stock are held in a margin account.

Item 4. Purpose of Transaction.

The Reporting Persons currently hold the shares of Common Stock for investment purposes. Mr. Boyko and his affiliates previously explored the possibility of a transaction regarding the acquisition of Enova prior to acquiring more than 5 percent of the Common Stock of Enova with the assistance of a financial advisory firm but ultimately determined not to pursue the acquisition transaction.

The Reporting Persons have had conversations with Enova’s management and may in the future continue to have discussions with Enova’s management, Board of Directors and other stockholders. In particular, Mr. Boyko has discussed one of his affiliated companies potentially entering into a customer relationship with Enova. In addition, he suggested other potential uses of Enova’s software and other co-investment and business opportunities for companies affiliated with Mr. Boyko and Enova.

Other than as set forth above, no Reporting Person has any present plan or proposal that relates to any of the matters set forth in subparagraphs (a)-(j) of Item 4.

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Subject to various factors (including, without limitation, Enova’s business and prospects, the performance of the Common Stock in the market, availability of funds, alternative uses of funds, and money, stock market and general economic and industry conditions, future developments at Enova and applicable law and relationship with management), the Reporting Persons generally intend to acquire additional shares of Common Stock. The Reporting Persons may, however, depending on market conditions, dispose of securities of Enova. Any purchases or dispositions of securities in Enova may be in the open market or privately-negotiated transactions or otherwise. The Reporting Persons may, from time to time, and reserve the right to, change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment in Enova; there can be no assurance that the Reporting Persons will acquire or dispose of securities of Enova.

Item 5. Interest in Securities of the Issuer.

(a) Nakula is the direct beneficial owner of 1,991,290 shares of Common Stock, representing approximately 6.03% of Enova’s outstanding Common Stock. Each of Nakula, Ms. Pozidou, as the director of Nakula, and Mr. Boyko, as the ultimate beneficial owner of Nakula, may be deemed the beneficial owner of the 1,991,290 shares of Common Stock, representing approximately 6.03% of Enova’s outstanding Common Stock, held by account of Nakula.

To the best of the Reporting Persons’ knowledge, none of the persons listed in Annex A holds any shares of Common Stock (other than as described in this Item 5). Neither the filing of this Schedule 13D nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of Enova (other than as described in this Item 5(a)) for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

*The calculated percentages are based on 33,000,000 shares of Common Stock outstanding as of August 5, 2015, as reported in Enova International, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 filed with the Securities and Exchange Commission on August 11, 2015.

Mr. Boyko holds the shares of Nakula through Feldmans Services Limited, which serves as his nominee.

(b) Each of Nakula and Mr. Boyko may be deemed to have sole power to direct the voting and disposition of 1,991,290 shares of Common Stock held directly. Ms. Pozidou has the sole ability to vote the 1,991,290 shares of Common Stock held directly by Nakula.

(c) The following acquisitions were made by Nakula in the last 60 days in the open market with and through broker dealers. All prices reported include commissions.

Date	Quantity	Price, USD
July 27, 2015	28,300	17.937
Sept. 2, 2015	80,000	12.416
Sept. 3, 2015	50,600	12.404
Sept. 4, 2015	44,500	12.428
Sept. 9, 2015	50,645	12.603
Sept. 9, 2015	78,645	12.920
Sept. 10, 2015	77,000	12.904

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(d) No Reporting Person knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Not applicable.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

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SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Schedule 13D is true, complete and correct.

Date: September 11, 2015

NAKULA MANAGEMENT LIMITED

By:

/s/ Ellada Pozidou

Name: Ellada Pozidou

Title: Director

Date: September 11, 2015

ELLADA POZIDOU

/s/

Date: September 11, 2015

OLEG V. BOYKO

/s/

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